Exhibit 2.1

CONTRIBUTION, CONVEYANCE AND ASSUMPTION
AGREEMENT

This Contribution, Conveyance and Assumption Agreement (this “Agreement”), dated effective as of November 12, 2015 (the “Effective Date”), is by and among Tesoro Logistics LP, a Delaware limited partnership (the “Partnership”), Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Tesoro Logistics Operations LLC, a Delaware limited liability company (the “Operating Company”), Tesoro SoCal Pipeline Company LLC, a Delaware limited liability company (“TSPC”), Tesoro Corporation, a Delaware corporation (“Tesoro”), Tesoro Refining & Marketing Company LLC, a Delaware limited liability company (“TRMC”), and Carson Cogeneration Company, a Delaware corporation (“Carson Cogen”). The above-named entities are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, Carson Cogen owns an undivided fifty percent (50%) fee interest in a portion of Pipeline 88 (as defined below), which portion runs from the intersection of Sepulveda Boulevard and Figueroa Street, in the City of Los Angeles, to Los Angeles International Airport, and all contracts, permits, licenses, easements, rights-of-way, franchises and other intangible rights related to such fee interest to the extent assignable and to the extent used in connection with the ownership and operation of such assets described above, which assets are listed in detail on Exhibit A-1 hereto (the “Remaining Pipeline 88 Interest”);
WHEREAS, TRMC is the owner of tankage with a shell capacity of approximately six million six hundred thousand (6,600,000) barrels located at TRMC’s refinery in Carson, California, related equipment and ancillary facilities used for the operation thereof, and all permits and licenses related to such tankage, to the extent assignable and to the extent used in connection with the ownership and operation of such assets described above, which assets are listed in detail on Exhibit A-2 hereto (the “Tankage”);
WHEREAS, Carson Cogen desires to contribute the Remaining Pipeline 88 Interest to the Partnership, which the Partnership desires to contribute to the Operating Company and the Operating Company desires to contribute to TSPC, all on the terms and conditions set forth herein;
WHEREAS, TRMC desires to contribute the Tankage to the General Partner, which the General Partner desires to contribute to the Partnership and the Partnership desires to contribute to the Operating Company, all on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1    Capitalized terms used herein have the respective meanings ascribed to such terms below:
“Affiliates” has the meaning set forth in the Omnibus Agreement.
“Agreement” has the meaning set forth in the introduction to this Agreement.
“Assets” means the Remaining Pipeline 88 Interest and the Tankage.
“Cash Consideration” has the meaning set forth in Section 2.3(b)(i).
“Carson Cogen Bill of Sale” means that certain Bill of Sale, Assignment and Assumption effective as of the Effective Time, among Carson Cogen, the Partnership, the Operating Company and TSPC, with respect to the Remaining Pipeline 88 Interest, in the form attached hereto as Exhibit E-1.
“Carson Cogen” has the meaning set forth in the introduction to this Agreement.
“Carson Cogen Contribution” has the meaning set forth in Section 2.1(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Unit” means a common unit representing a limited partner interest in the Partnership having the rights set forth in the Partnership Agreement.
“Debt Financed Cash Consideration” has the meaning set forth in Section 2.3(c).
“Effective Date” has the meaning set forth in the introduction to this Agreement.
“Effective Time” means 12:01 a.m. Central Time on the Effective Date.
“Excluded Assets and Liabilities” means those certain assets and properties (including any and all petroleum and hydrocarbon inventory) and certain responsibilities, coverages and liabilities that might otherwise be considered as part of the Assets but are not being contributed or transferred as part of either the Carson Cogen Contribution or the TRMC Contribution, as set forth on Exhibit C to this Agreement.
“General Partner” has the meaning set forth in the introduction to this Agreement.
“General Partner Contribution” has the meaning set forth in Section 2.3(a).
“General Partner Unit” means a general partner unit representing a general partner interest in the Partnership having the rights set forth in the Partnership Agreement.
“Intended Tax Treatment” has the meaning set forth in Section 4.2(a).

“Material Adverse Effect” has the meaning set forth in Section 3.5(a).
“Omnibus Agreement” means that certain Third Amended and Restated Omnibus Agreement dated as of July 1, 2014, among Tesoro, TRMC, Tesoro Companies, Inc., Tesoro Alaska Company LLC, the General Partner and the Partnership, as such agreement (and the Schedules thereto) may be amended, supplemented or restated from time to time.
“Operating Company” has the meaning set forth in the introduction to this Agreement.
“Operating Company Contribution” has the meaning set forth in Section 2.5.
“Partnership” has the meaning set forth in the introduction to this Agreement.
“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 26, 2011, as such agreement may be amended, supplemented or restated from time to time.
“Partnership Contribution” has the meaning set forth in Section 2.4.
“Partnership Debt” has the meaning set forth in Section 2.3(c).
“Partnership Group” has the meaning set forth in the Omnibus Agreement.
“Party” or “Parties” have the meanings given to those terms in the introduction to this Agreement.
“Permitted Liens” has the meaning set forth in Section 2.1(a).
“Pipeline 88” means an eight inch pipeline that carries jet fuel and runs from the TRMC’s refinery in Carson, California to Los Angeles International Airport.
“Refinery” means TRMC’s refinery located at 2350 East 223rd Street in Carson, California.
“Remaining Pipeline 88 Interest” has the meaning set forth in the Recitals.
“Rescission Event” has the meaning set forth in Section 5.1.
“SoCal Transportation Services Agreement” means that certain Transportation Services Agreement (SoCal Pipelines) dated as of December 6, 2013, between TRMC and TSPC, as such agreement may be amended, supplemented or restated from time to time.
“Tankage” has the meaning set forth in the Recitals.
“Tesoro” has the meaning set forth in the introduction to this Agreement.
“Transaction Documents” has the meaning set forth in Section 3.5(a).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.
“TRMC” has the meaning set forth in the introduction to this Agreement.
“TRMC Bill of Sale” means that certain Bill of Sale, Assignment and Assumption to be executed effective as of the Effective Time, among TRMC, the General Partner, the Partnership and the Operating Company, with respect to the Tankage, in the form attached hereto as Exhibit E-2.
“TRMC Contribution” has the meaning set forth in Section 2.2(a).
“TSPC” has the meaning set forth in the introduction to this Agreement.
“TSPC Pipeline 88 Interest” means the Remaining Pipeline 88 Interest and that portion of Pipeline 88 that runs from the Refinery to the intersection of Sepulveda Boulevard and Figueroa Street, in the City of Los Angeles, owned in fee by TSPC, and all contracts, permits, licenses, easements, rights-of-way, franchises and other intangible rights related to such fee interests.
ARTICLE II
CONTRIBUTIONS AND ACKNOWLEDGEMENTS

Section 2.1    Conveyance by Carson Cogen to the Partnership.
(a)    Effective as of the Effective Time, Carson Cogen hereby assigns, transfers, contributes, grants, bargains, conveys, sets over and delivers to the Partnership, its successors and its assigns, for its and their own use forever, the entire right, title, interest, responsibilities, coverages and liabilities of Carson Cogen in and to the Remaining Pipeline 88 Interest, including any responsibilities, coverages and liabilities under any permit or licenses included in such assets, free and clear of all liens and encumbrances of any kind or nature, other than as set forth on Exhibit B to this Agreement (the “Permitted Liens”). The contribution described in this Section 2.1(a) shall be referred to in this Agreement as the “Carson Cogen Contribution.”
(b)    In consideration of the conveyance and transfer by Carson Cogen of the Remaining Pipeline 88 Interest, the Partnership shall issue as of the Effective Date to Carson Cogen 151,021 Common Units with a value equal to approximately eight million three hundred thirty thousand dollars ($8,330,000).
(c)    The Partnership accepts the Carson Cogen Contribution as a contribution to the capital of the Partnership.
(d)    The Parties hereby acknowledge and agree that the Excluded Assets and Liabilities related to the Remaining Pipeline 88 Interest are being retained by Carson Cogen and are not being contributed or transferred as part of the Carson Cogen Contribution.

Section 2.2    Conveyance by TRMC to the General Partner.
(a)    Effective as of immediately prior to the Effective Time, TRMC hereby assigns, transfers, contributes, grants, bargains, conveys, sets over and delivers to the General Partner, its successors and its assigns, for its and their own use forever, the entire right, title, interest, responsibilities, coverages and liabilities of TRMC in and to the Tankage as set forth in this Agreement, including any responsibilities, coverages and liabilities under any permit or license included in the Tankage, free and clear of all liens and encumbrances of any kind or nature, other than the Permitted Liens. The contribution described in this Section 2.2(a) shall be referred to in this Agreement as the “TRMC Contribution.” TRMC makes the TRMC Contribution in exchange for the issuance as of the Effective Date of an additional membership interest in the General Partner equal to the percentage increase in the capital of the General Partner based on the value of the TRMC Contribution, and the General Partner accepts the TRMC Contribution, as a contribution to the capital of the General Partner.
(b)    The Parties hereby acknowledge that the Excluded Assets and Liabilities related to the Tankage are being retained by TRMC and are not being contributed or transferred as part of the TRMC Contribution.
Section 2.3    Conveyance by the General Partner to the Partnership.
(a)    Effective as of the Effective Time, the General Partner hereby assigns, transfers, contributes, grants, bargains, conveys, sets over and delivers to the Partnership, its successors and its assigns, for its and their own use forever, the entire right, title, interest, responsibilities, coverages and liabilities of the General Partner in and to the Tankage, including any responsibilities, coverages and liabilities under any permit or license included in such Tankage, free and clear of all liens and encumbrances of any kind or nature, other than the Permitted Liens. The contribution described in this Section 2.3(a) shall be referred to in this Agreement as the “General Partner Contribution.”
(b)    The General Partner shall make the General Partner Contribution in exchange for the distribution or issuance by the Partnership of the following as of the Effective Time in consideration of the conveyance and transfer of all of the Tankage:
(i)    a distribution of two hundred and fifty million dollars ($250,000,000) in cash (the “Cash Consideration”);
(ii)    the issuance to the General Partner of 269,067 General Partner Units with a value equal to approximately fourteen million eight hundred forty-one thousand dollars ($14,841,000) necessary to restore and maintain the General Partner’s two percent (2%) general partner interest in the Partnership; and
(iii)    the issuance to the General Partner of 4,112,346 Common Units with a value equal to approximately two hundred twenty-six million eight hundred twenty-nine thousand dollars ($226,829,000).

(c)    With respect to the distribution of the Cash Consideration, the Partnership shall borrow an amount equal to the Cash Consideration (the “Debt Financed Cash Consideration”) under indebtedness for which no partner of the Partnership or any related person other than the General Partner bears the economic risk of loss (as defined by Treasury Regulations section 1.752-2) and shall utilize the proceeds of such borrowing in a manner such that the proceeds of such borrowing are allocable to the distribution of the Debt Financed Cash Consideration to the General Partner as part of the payment of the Cash Consideration pursuant to Treasury Regulations sections 1.707-5(b) and 1.163-8T (such borrowing, and any “refinancing” of such borrowing treated as the liability it refinances pursuant to Treasury Regulations section 1.707-5(c), the “Partnership Debt”). The proceeds of the Partnership Debt shall be distributed to the General Partner by wire transfer directly from the applicable lender to an account designated by the General Partner.
(d)    After the distribution of the Cash Consideration to the General Partner by the Partnership, Tesoro will execute the ten-year promissory note described in Section 2.6(b)(vii) and the General Partner will provide pursuant thereto a loan of up to two hundred and fifty million dollars ($250,000,000) to Tesoro.
(e)    The Partnership accepts the General Partner Contribution as a contribution to the capital of the Partnership.
Section 2.4    Conveyances by the Partnership to the Operating Company. Immediately after the Carson Cogen Contribution and the General Partner Contribution, the Partnership hereby assigns, transfers, contributes, grants, bargains, conveys, sets over and delivers to the Operating Company, its successors and its assigns, for its and their own use forever, the entire right, title, interest, responsibilities, coverages and liabilities of the Partnership in and to the Assets, including any responsibilities, coverages and liabilities under any permit or license included in the Assets, free and clear of all liens and encumbrances of any kind or nature, other than the Permitted Liens. The contribution described in this Section 2.4 shall be referred to in this Agreement as the “Partnership Contribution.” The Partnership hereby makes the Partnership Contribution as a capital contribution to the capital of the Operating Company and the Operating Company hereby accepts the Partnership Contribution as a contribution to the capital of the Operating Company.
Section 2.5    Conveyance by the Operating Company to TSPC. Immediately after the Partnership Contribution, the Operating Company hereby assigns, transfers, contributes, grants, bargains, conveys, sets over and delivers to TSPC, its successors and its assigns, for its and their own use forever, the entire right, title, interest, responsibilities, coverages and liabilities of the Operating Company in and to the Remaining Pipeline 88 Interest, including any responsibilities, coverages and liabilities under any permit or license included in the Remaining Pipeline 88 Interest, free and clear of all liens and encumbrances of any kind or nature, other than the Permitted Liens. The contribution described in this Section 2.5 shall be referred to in this Agreement as the “Operating Company Contribution.” The Operating Company hereby makes the Operating Company Contribution as a capital contribution to the capital of TSPC and TSPC hereby accepts the Operating Company Contribution as a contribution to the capital of TSPC.
Section 2.6    Actions and Deliveries on the Effective Date. The Parties acknowledge that the following actions and deliveries have occurred:

(a)    receipt by the Parties of all permits, consents, approvals, authorizations, orders, registrations, filings or qualifications of or with any court, governmental agency or body having jurisdiction over Parties required in connection with the execution, delivery and performance of the Transaction Documents;
(b)    the execution and delivery by the respective parties thereto of the following documents:
(i)    a Carson II Storage Services Agreement for the Tankage between TRMC and the Operating Company, and the service order related thereto;
(ii)    an Amendment No. 1 to the SoCal Transportation Services Agreement and the service order related thereto;
(iii)    a License Agreement between TRMC and the Operating Company, pursuant to which TRMC grants the Operating Company a license to access to the Refinery to operate the Tankage;
(iv)    applicable service orders to the Secondment and Logistics Services Agreement among TRMC, the General Partner and certain of their respective Affiliates;
(v)    a First Amended and Restated Schedules to the Omnibus Agreement among Tesoro, TRMC, Tesoro Companies, Inc., Tesoro Alaska Company LLC, the General Partner and the Partnership; and
(vi)    an Amendment No. 2 to the Second Amended and Restated Limited Liability Company Agreement of the General Partner among the General Partner, Tesoro, TRMC and Tesoro Alaska Company LLC;
(vii)    an Amendment No. 1 to Tranche 2 Contribution Agreement among Tesoro, TRMC, Carson Cogen, the General Partner, the Partnership and the Operating Company;
(viii)    a ten-year promissory note, in the form attached as Exhibit D to this Agreement, by Tesoro in favor of the General Partner to evidence the funds loaned by the General Partner to Tesoro pursuant to Section 2.3(d);
(ix)    a closing escrow agreement to effect the closing into escrow with McGuireWoods LLP of all the Transaction Documents related to the contribution of the Assets; and
(x)    all documents and instruments necessary and appropriate to convey the Tankage to the Operating Company, and the Remaining Pipeline 88 Interest to TSPC, including the Carson Cogen Bill of Sale, the TRMC Bill of Sale and other customary forms as may be agreed by the Parties; for the avoidance of doubt:

(1)     the conveyance of the Tankage from TRMC to the Operating Company and assumption of the specified obligations by the Operating Company is solely to minimize the need for additional conveyance documents and instruments; the intent of the Parties (and the intended treatment of the transactions contemplated hereby) is for TRMC to convey the Tankage to the General Partner pursuant to Section 2.2, for the General Partner to convey the Tankage to the Partnership pursuant to Section 2.3 and for the Partnership to convey the Tankage to the Operating Company pursuant to Section 2.4; and
(2)    the conveyance of the Remaining Pipeline 88 Interest from Carson Cogen to TSPC and assumption of the specified obligations by TSPC is solely to minimize the need for additional conveyance documents and instruments; the intent of the Parties (and the intended treatment of the transactions contemplated hereby) is for Carson Cogen to convey the Remaining Pipeline 88 Interest to the Partnership pursuant to Section 2.3, for the Partnership to convey the Remaining Pipeline 88 Interest to the Operating Company pursuant to Section 2.4 and for the Operating Company to convey the Remaining Pipeline 88 Interest to TSPC pursuant to Section 2.5; and
(c)    the Conflicts Committee of the General Partner has received a fairness opinion by Simmons & Company International, the financial advisor to the conflicts committee of the board of directors of the General Partner.
ARTICLE III
REPRESENTATIONS

Section 3.1    Representations of Carson Cogen. Carson Cogen hereby represents and warrants to the Partnership, the Operating Company and TSPC as follows:
(a)    the Remaining Pipeline 88 Interest is in good working condition, suitable for the purposes for which it is being used in accordance with accepted industry standards and all applicable laws and regulations;
(b)    Carson Cogen has title to the Remaining Pipeline 88 Interest free and clear of all liens and encumbrances of any kind or nature, other than the Permitted Liens; and
(c)    to Carson Cogen’s knowledge, after reasonable investigation, there are no terms in any agreements pertaining to the Remaining Pipeline 88 Interest that would materially impair the rights granted to the Partnership Group pursuant to the transactions contemplated by this Agreement.
Section 3.2    Representations of TRMC. TRMC hereby represents and warrants to the General Partner, the Partnership and the Operating Company as follows:

(a)    the Tankage is in good working condition, suitable for the purposes for which it is being used in accordance with accepted industry standards and all applicable laws and regulations;
(b)    TRMC has title to the Tankage free and clear of all liens and encumbrances of any kind or nature, other than the Permitted Liens; and
(c)    to TRMC’s knowledge, after reasonable investigation, there are no terms in any agreements pertaining to the Tankage that would materially impair the rights granted to the General Partner and the Partnership Group pursuant to the transactions contemplated by this Agreement.
Section 3.3    Representation of the General Partner. The General Partner hereby represents and warrants to TRMC that the General Partner has full power and authority to act as general partner of the Partnership in all material respects.
Section 3.4    Representation of the Partnership. The Partnership hereby represents and warrants to Carson Cogen and the General Partner that the Common Units and the General Partner Units of the Partnership issued to Carson Cogen and the General Partner, as applicable, pursuant to Sections 2.1(b) and 2.3(b) have been duly authorized for issuance and sale to the General Partner and, when issued and delivered by the Partnership pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid (to the extent required under the Partnership Agreement). The Common Units of the Partnership issued to Carson Cogen and the General Partner will be nonassessable (except as such nonassessability may be affected by matters described in Sections 17-607 and 17-804 of the Delaware Limited Partnership Act).
Section 3.5    Representations of the Parties. Each Party represents and warrants, severally as to only itself and not jointly, to the other Parties as follows:
(a)    The applicable Party has been duly formed or incorporated and is validly existing as a limited partnership, limited liability company or corporation, as applicable, in good standing under the laws of its jurisdiction of organization with full power and authority to enter into and perform its obligations under this Agreement and the other documents contemplated herein (the “Transaction Documents”) to which it is a party, to own or lease and to operate its properties currently owned or leased or to be owned or leased and to conduct its business. The applicable Party is duly qualified to do business as a foreign corporation, limited liability company or limited partnership, as applicable, and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be so qualified or registered would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties, taken as a whole, whether or not arising from transactions in the ordinary course of business, of such Party (a “Material Adverse Effect”).
(b)    The applicable Party has all requisite power and authority to execute and deliver the Transaction Documents to which it is a party and perform its respective obligations thereunder. All corporate, partnership and limited liability company action, as the case may be, required to be taken by the applicable Party or any of its stockholders, members or partners for the execution and delivery by the applicable Party of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby has been validly taken.
(c)    For the applicable Party, each of the Transaction Documents to which it is a party is a valid and legally binding agreement of such Party, enforceable against such Party in accordance with its terms, except (i) as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (ii) that the indemnity, contribution and exoneration provisions contained in any of the Transaction Documents may be limited by applicable laws and public policy.
(d)    Neither the execution, delivery and performance of the Transaction Documents by the applicable Party that is a party thereto nor the consummation of the transactions contemplated by the Transaction Documents conflict or will conflict with, or result or will result in, a breach or violation of or a default under (or an event that, with notice or lapse of time or both would constitute such an event), or imposition of any lien, charge or encumbrance upon any property or assets of any of the applicable Party pursuant to (i) the partnership agreement, limited liability company agreement, certificate of limited partnership, certificate of formation or conversion, certificate or articles of incorporation, bylaws or other constituent document of the applicable Party, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the applicable Party is a party or bound or to which its property is subject or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the applicable Party of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over such Party or any of its properties in a proceeding to which it or its property is a party, except in the case of clause (ii), liens, charges or encumbrances arising under security documents for the collateral pledged under such Party’s applicable credit agreements and except in the case of clause (iii), where such breach or violation would not reasonably be expected to have a Material Adverse Effect.
(e)    No permit, consent, approval, authorization, order, registration, filing or qualification of or with any court, governmental agency or body having jurisdiction over the applicable Party or any of its properties or assets is required in connection with the execution, delivery and performance of the Transaction Documents by the applicable Party, the execution, delivery and performance by the applicable Party that is a party thereto of its respective obligations under the Transaction Documents or the consummation of the transactions contemplated by the Transaction Documents other than (i) any filing related to the sale of the Common Units under this Agreement with federal or state securities laws authorities, (ii) consents that have been obtained and (iii) consents where the failure to obtain such consent would not reasonably be expected to have a Material Adverse Effect.
(f)    No action, suit, proceeding, inquiry or investigation by or before any court or governmental or other regulatory or administrative agency, authority or body or any arbitrator involving the applicable Party or its property is pending or, to the knowledge of the applicable Party, threatened or contemplated that (i) would individually or in the aggregate reasonably be expected to have a material adverse effect on the performance of the Transaction Documents or the consummation of any of the transactions contemplated therein, or (ii) would individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
ARTICLE IV
COVENANTS

Section 4.1    Further Assurances.
(a)    From time to time after the Effective Time, and without any further consideration, the Parties agree to execute, acknowledge and deliver all such additional assignments, bills of sale, conveyances, instruments, notices, releases, acquittances and other documents, and to do all such other acts and things, all in accordance with applicable law, as may be necessary or appropriate (a) more fully to assure that the applicable Parties own all of the properties, rights, titles, interests, estates, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (b) more fully and effectively to vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests contributed and assigned by this Agreement or intended to be so contributed and assigned (including any actions required to effect the assignment and conveyance of the Assets as of the Effective Time, and (c) more fully and effectively to carry out the purposes and intent of this Agreement.
(b)    To the extent any permits related to the Assets may not be assigned or transferred without the consent of a third party that has not been obtained at the Effective Time despite the exercise by TRMC of its reasonable best efforts, this Agreement shall not constitute an agreement to assign or transfer such permit if an attempted assignment or transfer would constitute a breach thereof or be unlawful. In that case, TRMC, to the maximum extent permitted by law, (a) shall act after the Effective Time as the Operating Company’s agent to obtain for the Operating Company the benefits thereunder, and (b) shall cooperate, to the maximum extent permitted by applicable law, with the Operating Company in any other reasonable arrangement designed to provide those benefits to the Operating Company, including by agreeing to remain liable under any applicable permit. Nothing contained in this Section 4.1(b) shall relieve TRMC of its obligations under any other provisions of this Agreement.
Section 4.2     Tax Covenants.
(a)    The Parties intend that for United States federal income tax purposes (the “Intended Tax Treatment”):
(i)    the Carson Cogen Contribution shall be treated as a contribution by Carson Cogen to the Partnership pursuant to Section 721(a) of the Code;
(ii)    the General Partner Contribution shall be treated as a contribution by Tesoro (as a result of the General Partner being disregarded as an entity separate from Tesoro for United States federal income tax purposes) pursuant to Section 721(a), subject to Section 707 of the Code, with the distribution of the Debt Financed

Cash Consideration qualifying as a “debt-financed transfer” under Section 1.707-5(b) of the Treasury Regulations; and
(iii)    any Cash Consideration in excess of the amount properly treated as a “debt-financed transfer” shall be treated (1) as a reimbursement of preformation expenditures within the meaning of Treasury Regulation sections 1.707-4(d) to the greatest extent applicable, and (2) in a transaction subject to treatment under Section 707(a) of the Code, and its implementing Treasury Regulations, as in part a sale, and in part a contribution, by Tesoro of the Tankage.
(b)    Except with the prior written consent of the General Partner or as otherwise required by applicable law following a final determination by the U.S. Internal Revenue Service or a governmental authority with competent jurisdiction, the Parties agree to file all tax returns and otherwise act at all times in a manner consistent with the Intended Tax Treatment, including disclosing the distribution of the Debt Financed Cash Consideration in accordance with the requirements of Treasury Regulations section 1.707-3(c)(2).
ARTICLE V
RESCISSION OF TANKAGE;
REPURCHASE OF TSPC PIPELINE 88 INTEREST

Section 5.1    Rescission. A “Rescission Event” with respect to the Tankage, means (a) the determination by any court, regulatory body, administrative agency, governmental body, arbitrator or other authority agency or regulatory authority that the TRMC Contribution (i) is void or invalid or (ii) requires a governmental approval with respect to the transfer of the Tankage which was not obtained by TRMC prior to such determination, and, in case of either clause (i) or clause (ii), which TRMC fails to cure within twenty-four (24) months following such determination; or (b) the revocation, termination or TRMC’s material breach of the License Agreement.
Section 5.2    Notice and Effect of Rescission. Upon the occurrence of a Rescission Event that has not been cured, regardless of the time period set forth in Section 5.1(a), the Operating Company shall have the right, but not the obligation, to rescind the Partnership Contribution and the TRMC Contribution by providing written notice to TRMC. Upon receipt by TRMC of the Operating Company’s written notice:
(a)    Tesoro shall repay the loan specified in Section 2.6(b)(viii) to the General Partner to the extent the consideration is repaid pursuant to Section 5.2(b).
(b)    A portion of the consideration received by the General Partner from the Partnership pursuant to Section 2.3(b) shall be repaid to the Partnership as follows: the General Partner shall repay (i) the amount set forth on Exhibit F with respect to the Tankage, (ii) less the share of such amount that is attributable to the term before the Rescission Event, amortized on a ten (10) year straight-line basis calculated from the Effective Date through the date of the occurrence of the Rescission Event, (iii) less any amounts received by the Operating Company from any person or entity as a result of casualty or condemnation of the applicable asset.

(c)    The Parties shall file any documents or instruments necessary or appropriate with federal, state or local governmental authorities to cancel the transactions contemplated by this Agreement related to the Assets subject to the Rescission Event, including, but not limited to, conveyance documents related to the Assets subject to the Rescission Event to nullify the transactions that occurred on the Effective Date.
(d)    The Parties shall amend or terminate, as applicable, and shall cause all their Affiliates to amend or terminate, as applicable, any agreements (or portions of inter-company agreements), that were entered into or amended in connection with the transactions contemplated in this Agreement with respect to the Tankage to be as such agreements existed prior to the Effective Date.
(e)    Notwithstanding the foregoing in this Section 5.2, (i) the Common Units and General Partner Units issued pursuant to Section 2.3(b) shall remain outstanding and (ii) any indemnities that existed in any applicable agreement related to the Tankage prior to the Effective Time and before the Operating Company’s ownership and operation of such assets for the period between Effective Time and the date of rescission will survive the rescission.
(f)    Any revenues earned and expenses incurred by any Party related to the Tankage from the Effective Time through the date of rescission shall not be refunded or reimbursed.
Section 5.3    TSPC Pipeline 88 Interest Repurchase Option
(a)    At any time within one (1) year after the Effective Date, the Partnership may deliver written notice to TRMC of its intent to cause TSPC to transfer the TSPC Pipeline 88 Interest back to TRMC. The consideration to be paid by TRMC to TSPC for such repurchase shall be mutually agreed upon and based on the consideration paid for the TSPC Pipeline 88 Interest.
(b)    Upon determination of the applicable repurchase price pursuant to Section 5.3(a), the Parties shall execute documents and instruments necessary and appropriate to convey the TSPC Pipeline 88 Interest to TRMC, which documents and instruments shall be in form and substance satisfactory to TRMC and the General Partner. Such purchase shall be consummated on a mutually agreeable date within ninety (90) days after the determination of the repurchase price pursuant to Section 5.3(a).
ARTICLE VIMISCELLANEOUS
Section 6.1    Costs. Each Party shall pay its own costs and expenses with respect to the transactions contemplated by this Agreement; except as follows:
(a)    the Operating Company, on the one hand, and TRMC and Carson Cogen, on the other hand, shall each pay one-half of (i) the sales, use and similar transfer taxes arising out of the contributions, conveyances and deliveries to be made under Article II, (ii) all documentary, filing, recording, transfer, conveyance taxes and fees required in connection therewith, (iii) legal fees and costs of McGuireWoods LLP, Norton Rose Fulbright US LLP and Pillsbury Winthrop

Shaw Pittman LLP, and (iv) any other customary closing costs associated with the contributions of the Assets; and
(b)    the Partnership shall pay all of the costs and expenses of the conflicts committee of the board of directors of the General Partner, including, but not limited to, the advisory and legal fees and costs of Andrews Kurth LLP, Kaufman Engineering, Inc., Environmental Resources Management and Simmons & Company International.
Section 6.2    Headings; References; Interpretation. All Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including, without limitation, all Schedules and Exhibits attached hereto, and not to any particular provision of this Agreement. All references herein to Articles, Sections, Schedules and Exhibits shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement and the Schedules and Exhibits attached hereto, and all such Schedules and Exhibits attached hereto are hereby incorporated herein and made a part hereof for all purposes. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.
Section 6.3    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
Section 6.4    No Third Party Rights. The provisions of this Agreement are intended to bind the Parties as to each other and are not intended to and do not create rights in any other person or confer upon any other person any benefits, rights or remedies, and no person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.
Section 6.5    Counterparts. This Agreement may be executed in any number of counterparts (including facsimile or .pdf copies) with the same effect as if all Parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.
Section 6.6    Applicable Law; Forum, Venue and Jurisdiction. This Agreement shall be construed in accordance with and governed by the laws of the State of Texas, without regard to the principles of conflicts of law. Each of the Parties (a) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to this Agreement shall be exclusively brought in any federal court of competent jurisdiction situated in the United States District Court for the Western District of Texas, San Antonio Division, or if such federal court declines to exercise or does not have jurisdiction, in the district court of Bexar County, Texas, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims, (b) irrevocably submits to the exclusive jurisdiction of the United States District Court for the Western District of Texas, San Antonio Division, or if such federal court declines to exercise or does not have jurisdiction, of the district court of Bexar County, Texas in connection with any such claim, suit, action or proceeding, (c) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (i) it is not personally subject to the jurisdiction of the United States District Court for the Western District of Texas, San Antonio Division, or the district court of Bexar County, Texas, or of any other court to which proceedings in such courts may be appealed, (ii) such claim, suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of such claim, suit, action or proceeding is improper, (d) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding and (e) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder or by personal service within or without the State of Texas, and agrees that service in such forms shall constitute good and sufficient service of process and notice thereof; provided, however, that nothing in clause (e) hereof shall affect or limit any right to serve process in any other manner permitted by law.
Section 6.7    Severability. If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any political body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid and an equitable adjustment shall be made and necessary provision added so as to give effect to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.
Section 6.8    Amendment or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the Parties. Each such instrument shall be reduced to writing and shall be designated on its face as an amendment to this Agreement. Notwithstanding anything in the foregoing to the contrary, any amendment executed by the Partnership or any of its subsidiaries shall not be effective unless and until the execution of such amendment has been approved by the conflicts committee of the General Partner’s board of directors.
Section 6.9    Integration. This Agreement, together with the Schedules and Exhibits referenced herein, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the Parties in connection therewith.
Section 6.10    Specific Performance. The Parties agree that money damages may not be a sufficient remedy for any breach of this Agreement and that in addition to any other remedy available at law or equity, the Parties shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any Party’s breach of this Agreement. The Parties agree that no bond shall be required for any injunctive relief in connection with a breach of this Agreement.
Section 6.11    Bill of Sale; Assignment. To the extent required and permitted by applicable law, this Agreement shall also constitute a “bill of sale” or “assignment” of the assets and interests referenced herein. For the avoidance of doubt, the conveyance of the Assets from Carson Cogen,

TRMC, the General Partner, the Partnership or the Operating Company to the Operating Company or TSPC, all as applicable, is not intended to be treated as a sale for tax or any other purposes.
Section 6.12    Notice. All notices or requests or consents provided for by, or permitted to be given pursuant to, this Agreement must be in writing and must be given by depositing same in the United States mail, addressed to the Party to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by facsimile to such Party. Notice given by personal delivery or mail shall be effective upon actual receipt. Notice given by facsimile shall be effective upon actual receipt if received during the recipient’s normal business hours or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a Party pursuant to this Agreement shall be sent to or made at the address set forth below or at such other address as such Party may stipulate to the other Parties in the manner provided in this Section 6.13.
If to Tesoro, TRMC or Carson Cogen:
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
Attn: Charles A. Cavallo III
Facsimile: (210) 745-4494

If to the General Partner, the Partnership, the Operating Company or TSPC:
Tesoro Logistics LP
c/o Tesoro Logistics GP, LLC, its General Partner
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
Attn: Barron W. Dowling
Facsimile: (210) 745-4494

or to such other address or to such other person as either Party will have last designated by notice to the other Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties to this Agreement have caused it to be duly executed effective as of the Effective Time.

TESORO LOGISTICS LP	TESORO CORPORATION
By: Tesoro Logistics GP, LLC, its general partner By: /s/ Phillip M. Anderson Phillip M. Anderson President	By: /s/ Gregory J. Goff Gregory J. Goff President and Chief Executive Officer

TESORO LOGISTICS GP, LLC By: /s/ Phillip M. Anderson Phillip M. Anderson President	TESORO REFINING & MARKETING COMPANY LLC By: /s/ Gregory J. Goff Gregory J. Goff Chairman of the Board of Managers and President

TESORO LOGISTICS OPERATIONS LLC By: /s/ Phillip M. Anderson Phillip M. Anderson President	CARSON COGENERATION COMPANY By: /s/ Gregory J. Goff Gregory J. Goff Chairman of the Board of Managers and President

TESORO SOCAL PIPELINE COMPANY LLC By: /s/ Phillip M. Anderson Phillip M. Anderson President

Signature Page to
Contribution, Conveyance and Assumption Agreement

EXHIBIT A-1

Assets

Pipelines
An undivided 50% interest in the portion of that 8-inch petroleum product pipeline generally known as Line 88 that runs from the intersection of Sepulveda Boulevard and Figueroa Street, in the City of Los Angeles, to Los Angeles International Airport (the other 50% interest being owned by Phillips 66 Company) further described as follows:

Line #	Section	From	To	Product	Line Size (Nominal Diameter)	Length (Feet)	Miles	Liq. Line Fill	Status
88	088C	Phillips 66 Conn. @ Sepulveda & Figueroa – Vault #109 V-2634	LA International Airport (LAX Fuels) Vault #112 (V-0477)	Product	8	89,896	17.03	5562.4	Active

Assigned Contracts

All rights and obligations of Carson Cogen under the following contracts:

a.That certain Airport Pipeline Ownership Agreement, dated August 8, 1966, between Carson Cogen (as successor in interest to Atlantic Richfield Company) and Phillips 66 Company (as successor in interest to Union Oil Company of California), as amended.
b.     That certain Airport Pipeline Operating Agreement, dated August 8, 1966, between Carson Cogen (as successor in interest to Atlantic Richfield Company) and Phillips 66 Company (as successor in interest to Union Oil Company of California), as amended.
Booster Pump Assets

An undivided 50% interest in the following (the other 50% undivided interest being owned by Phillips 66 Company):

a.    The Lessee’s interest under that certain Land Lease, dated August 26, 1988, between Mobil Oil Corporation, as Lessor, and Carson Cogen’s predecessor-in-interest, Four Corners Pipe Line Company, as Lessee, as amended by written amendments thereto, dated August 31, 1998, and August 26, 2008 (as so amended, the “Booster Pump Lease”).

Exhibit A-1 – Page 1
Contribution Agreement

b.    That certain pipeline booster pump located on the premises demised by the Booster Pump Lease used by the owners in connection with shipments over that certain jet fuel pipeline to Los Angeles International Airport known as Line 88.

Exhibit A-1 – Page 2
Contribution Agreement

EXHIBIT A-2

Assets

Shell Capacity
Tank #	(Barrels)
1	80,184
2	83,011
3	82,643
4	77,046
5	78,490
6	237,745
8	238,123
10	68,000
11	80,253
12	78,265
13	460,000
18	80,000
22	79,678
23	77,830
24	95,413
25	92,875
26	91,797
27	23,512
28	23,537
29	23,577
30	23,666
32	82,415
33	77,708
34	99,589
35	106,774
36	23,799
37	14,373
39	32,503
40	99,807
41	117,393
42	90,375
43	79,672
44	101,667
45	107,466
49	99,885
50	117,809

Exhibit A-2 – Page 1
Contribution Agreement

51	98,052
52	20,115
53	112,066
54	161,610
55	102,626
56	101,021
57	98,076
58	103,032
59	98,036
60	101,213
65	170,709
66	120,286
67	122,210
68	120,087
69	121,981
70	119,047
71	121,897
84	54,060
86	15,276
87	15,300
88	15,328
89	15,000
90	79,878
91	79,330
93	77,618
96	23,817
97	23,816
138	8,874
139	8,873
152	5,936
153	8,772
154	8,818
155	5,474
157	5,474
173	493
191	24,084
192	23,870
194	3,052
274	945
275	944
276	946
277	945
278	960

Exhibit A-2 – Page 2
Contribution Agreement

284	8,911
301	941
302	943
303	942
325	1,001
326	932
327	932
340	719
341	611
342	611
343	714
955	37,186
956	152,155
957	152,105
958	151,789
968	151,298
969	164,623

All ancillary equipment, including all piping and pumping systems, and the gasoline blender facilities.

Exhibit A-2 – Page 3
Contribution Agreement

EXHIBIT B

Permitted Liens

Liens, claims, charges, options, encumbrances, mortgages, pledges or security interests as follows:

(a)     incurred and made in the ordinary course of business in connection with worker’s compensation;

(b)    that secure the performance of bids, tenders, leases, contracts (other than for the repayment of debt), statutory obligations, surety, customs and appeal bonds and other obligations of like nature, incurred as an incident to and in the ordinary course of business;

(c)     imposed by law, such as carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens, incurred in good faith in the ordinary course of business and that secure obligations that are not yet due or delinquent or which are being contested in good faith by appropriate proceedings as to which the TRMC or Carson Cogen, as applicable, has set aside on its books adequate reserves;

(d)    that secure the payment of taxes, either not yet due or delinquent or being contested in good faith by appropriate legal or administrative proceedings and as to which TRMC or Carson Cogen, as applicable, has set aside on its books adequate reserves;

(e)     zoning restrictions, easements, licenses, rights of way, declarations, reservations, provisions, covenants, conditions, waivers or restrictions on the use of property (and with respect to leasehold interests, mortgages, obligations and liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee);

(f)     on property existing at the time such property was acquired by TRMC or Carson Cogen, as applicable, (provided, that they were not created in contemplation of the acquisition of such property by TRMC or Carson Cogen, as applicable,);

(g)    with regard to the Remaining Pipeline 88 Interest, those agreements with Phillips 66 Company and the Land Lease from Mobil Oil Corporation identified in Exhibit A-1 as components of the Remaining Pipeline 88 Interest;

(h)     created by the Operating Company or TSPC, as applicable; and

(i)     pursuant to this Agreement.

Exhibit B
Contribution Agreement

EXHIBIT C

Excluded Assets and Liabilities

Excluded Asset and Liabilities related to the Remaining Pipeline 88 Interest:

◦	any and all inventory; and

◦	any working capital of Carson Cogen and its Affiliates (other than the General Partner and the Partnership Group) related to such assets.

Excluded Asset and Liabilities related to the Tankage:

◦	any and all inventory;

◦	any land on which the Tankage is located and any liabilities related thereto; and

◦	any working capital of TRMC and its Affiliates (other than the General Partner and the Partnership Group) related to such assets.

Exhibit C
Contribution Agreement

EXHIBIT D

Form of 10-Year Promissory Note

(See Attached.)

Exhibit D
Contribution Agreement

EXHIBIT E-1

Form of Conveyance Document

Bill of Sale, Assignment and Assumption from Carson Cogen to the Operating Company and TSPC, in the form attached hereto.

Exhibit E-1
Contribution Agreement

EXHIBIT E-2

Form of Conveyance Document

Bill of Sale, Assignment and Assumption from TRMC to the General Partner, Partnership and Operating Company, in the form attached hereto.

Exhibit E-2
Contribution Agreement

EXHIBIT F

Valuation Schedule Pursuant to Section 5.2(b)

Asset	Value

Tankage	$491,670,000

Exhibit F
Contribution Agreement